Exhibit 99.1

Logistic Properties of the Americas Announces $120 million Refinancing of Two Logistics Parks in Costa Rica and Peru

SAN JOSE, Costa Rica. May 16, 2024 –Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or the “Company”), a leading developer, owner, and manager of institutional quality, Class A industrial and logistics real estate in Central and South America, today announced the refinancing of $120 million of its mortgage loans related to the Company’s La Verbena Logistics Park in Costa Rica and Lima Sur Logistics Park in Peru.

Paul Smith, LPA’s Chief Financial Officer, said: “As part of our financial strategy we refinanced LPA’s La Verbena and Lima Sur logistics parks, in order to decrease our financing costs and extend our debt maturity profile. Through proactive liability management, we endeavor to maintain our financial flexibility and strengthen our balance sheet to further invest in meeting growing demand from top-tier companies for premium real estate properties in LPA’s current and target markets.”

LPA entered into a new $60 million 15-year mortgage loan for the La Verbena Logistics Park with Banco BAC San José, S.A. (“BAC”). The new loan bears interest at a rate of three-month SOFR plus 2.00% (with a floor of 5.5%) and has a 20-year amortization profile. The proceeds from this loan were used to repay the previous $48.05 million 10-year mortgage loan with BAC, which had an interest rate of three-month SOFR plus 3.78% and a 15-year amortization profile. The Company intends to use the remainder of the proceeds from this loan to reinvest in other properties within its platform as well as to develop new properties.

Additionally, LPA entered into a new $60 million, 10-year mortgage loan for the Lima Sur Logistics Park with Banco BBVA Peru. The new sustainability-linked loan has two tranches and a 35% balloon payment due at maturity. The Tranche A loan is for an amount of $48.7 million and bears a fixed interest rate of 8.40%. The Tranche B loan is for an amount of $11.3 million and bears a fixed interest rate of 8.50%. The interest rates of both tranches are set at a 20-basis point discount, assuming the Company meets certain sustainability benchmarks on a timely basis. The proceeds of Tranche A were used to repay the balance of a $44 million loan provided by the International Finance Corporation (“IFC”). LPA intends to use the proceeds of Tranche B for reinvestment in and expansion of its property platform.

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality, Class A industrial and logistics real estate in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies. LPA’s strong customer relationships and insight is expected to enable future growth through the development and acquisition of high-quality, strategically located facilities in its target markets. As of December 31, 2023, LPA consisted of an operating and development portfolio of thirty-four logistic facilities in Colombia, Peru and Costa Rica totaling more than 491,000 square meters (or approximately 5.3 million square feet) of gross leasable area.

Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

Media Relations Contact:

Zach Kouwe / Kendal Till

Dukas Linden Public Relations

+1 646-722-6533

LLP@dlpr.com

Investor Relations Contact:

Jennifer Carranza

Logistic Properties of the Americas

+506 2204-7020

ir@lpamericas.com

Barbara Cano

InspIR Group

+1 917 861-2530

barbara@inspirgroup.com